UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

# FORM 8-K

## CURRENT REPORT
**Pursuant To Section 13 OR 15(d) Of The Securities Exchange Act Of 1934**

Date of Report (Date of earliest event reported): January 9, 2012



---

# THE DIXIE GROUP, INC.
(Exact name of Registrant as specified in its charter)

| | | |
|---|---|---|
| Tennessee | 0-2585 | 62-0183370 |
| (State or other jurisdiction of incorporation) | (Commission File Number) | (I.R.S. Employer Identification No.) |

| | |
|---|---|
| 104 Nowlin Lane - Suite 101, Chattanooga, Tennessee | 37,421 |
| (Address of principal executive offices) | (zip code) |

(423) 510-7000
(Registrant's telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

**Item 7.01**      **Regulation FD Disclosure.**

The Dixie Group, Inc. will present its investor presentation on January 9, 2012.

The information attached as Exhibit 99.1 hereto supersedes the investor presentation previously furnished on Form 8-K dated November 4, 2011, and is being furnished pursuant to Item 7.01; such information, including the information excerpted below in this Item 7.01, shall not be deemed to be "filed" for any purpose.

These updated investor presentation materials may be found on the Company's website at www.thedixiegroup.com.

**Item 9.01**      **Financial Statements and Exhibits.**

(c)      Exhibits
(99.1)   Presentation Materials, January 9, 2012.

## SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date:    January 9, 2012

**THE DIXIE GROUP, INC.**

  /s/ Jon A. Faulkner

Jon A. Faulkner

Chief Financial Officer



# January 2012
# Investor
# Presentation

THE DIXIE GROUP



# Forward Looking Statements
## The Dixie Group, Inc.

THE DIXIE GROUP

- Statements in this presentation which relate to the future, are subject to risk factors and uncertainties that could cause actual results to differ materially from those indicated in such forward-looking statements. Such factors include the levels of demand for the products produced by the Company. Other factors that could affect the Company's results include, but are not limited to, raw material and transportation costs related to petroleum prices, the cost and availability of capital, and general economic and competitive conditions related to the Company's business. Issues related to the availability and price of energy may adversely affect the Company's operations. Additional information regarding these and other factors and uncertainties may be found in the Company's filings with the Securities and Exchange Commission.
- General information set forth in this presentation concerning market conditions, sales data and trends in the U.S. carpet and rug markets are derived from various public and, in some cases, non-public sources. Although we believe such data and information to be accurate, we have not attempted to independently verify such information.

2

# Dixie History

THE DIXIE GROUP


DIXIE MERCERIZING COMPANY
Dixie
20

- Began operations in 1920
- Entered floorcovering in 1993 and exited textiles in 1999 – now 100% floorcovering
- Refined focus on upper-end markets in 2004
- For over 90 years we have focused on specialized products
- Traditionally we have outperformed the industry and expect to do so in the future

# Dixie Today

THE DIXIE GROUP



- Commitment to brands in the upper-end market with strong growth potential
- Diversified between Commercial and Residential markets
- Diversified customer base
  - Top 10 carpet customers
    - 18.6% of carpet sales
  - Top 20 carpet customers
    - 21.2% of carpet sales

4


**New 1,000**                **Existing 1,000**



**November 2011:**

- **Existing home sales up 12% from a year ago and on a steady but slow recovery.**

- **New home sales have been near the 300,000 rate for over a year.**

- **"Sales reached the highest mark in 10 months and are 34 percent above the cyclical low point in mid-2010 – a genuine sustained sales recovery appears to be developing."**
  - **Lawrence Yun, Chief Economist for the National Association of Realtors.**

Source: National Association of Realtors (existing) and census.gov/const/c25 (new).
Next release October 26 (new); October 20 (existing).

# Residential Remodeling
## Owner-Occupied Improvements*

**Upward trend for Q3 2011 with a slow recovery predicted.**

**Millions of dollars**



http://www.census.gov/construction/c30/c30index.html    Private construction

6

# The Industry

THE DIXIE GROUP



Value of U.S. Carpet & Rug Mill Shipments
($ 000's)
16,000,000
14,000,000
12,000,000
10,000,000
8,000,000
6,000,000
4,000,000
2,000,000
-
Single year dips in Shipments during recessionary times
Multi-year decline in this downturn
1963
1968
1973
1978
1983
1988
1993
1998
2003
2008


Source: U.S. Census Bureau & CRI Estimate

# The Industry versus GDP



**2012**

- We are starting to see a rebound in the relationship between carpet and rug shipments and GDP

- We believe that the long-term trend will once again be restored once purchases of existing homes rebounds

# Residential and Commercial
## Fixed Investment

THE DIXIE GROUP



Fixed Investment as % of GDP
(U.S.Dept. of Commerce)
6.5%
6.0%
5.5%
5.0%
4.5%
4.0%
3.5%
3.0%
2.5%
2.0%
1969 Q1
1970 Q1
1971 Q1
1972 Q1
1973 Q1
1974 Q1
1975 Q1
1976 Q1
1977 Q1
1978 Q1
1979 Q1
1980 Q1
1981 Q1
1982 Q1
1983 Q1
1984 Q1
1985 Q1
1986 Q1
1987 Q1
1988 Q1
1989 Q1
1990 Q1
1991 Q1
1992 Q1
1993 Q1
1994 Q1
1995 Q1
1996 Q1
1997 Q1
1998 Q1
1999 Q1
2000 Q1
2001 Q1
2002 Q1
2003 Q1
2004 Q1
2005 Q1
2006 Q1
2007 Q1
2008 Q1
2009 Q1
2010 Q1
2011 Q1
Residential Fixed Investment % of GDP
Residential 42 Yr Average
Comercial Structures Fixed Investment as % of GDP
Commercial 42 Yr Average


No rebound in residential activity

Slight rebound in commercial activity

9

# Consumer Sentiment
## Conference Board



**December 2011:**

- Consumer sentiment is rebounding (blue)

- Upper-end consumer confidence is accelerating (red)

- "Looking ahead, consumers are more optimistic that business conditions, employment prospects, and their financial situations will continue to get better."

  — Lynn Franco, Director of The Conference Board Consumer Research Center:

10

# The Stock Market



**January 2012**

- The stock market has been unstable throughout 2011 due to macro economic shocks
- 2012 is predicted to remain unsettled due to macro events: Europe, US Election, Chinese slowdown, Etc.



# 2010 U.S. Carpet Manufacturers

THE DIXIE GROUP

| Carpet & Rug Sales | Dollars in Millions | | % Total |
|---|---|---|---|
| Shaw | $ | 3,024 | 31.2% |
| Mohawk | $ | 2,442 | 25.2% |
| Bealieau | $ | 896 | 9.2% |
| Interface | $ | 496 | 5.1% |
| Dixie | $ | 225 | 2.3% |
| Other | $ | 2,618 | 27.0% |
| Market | $ | 9,701 | 100.0% |

Source: Floor Focus





**2006 Carpet End Use**

Sales $10.19 Billion

Commercial
35%

Residential
65%

**2011 Carpet End Use**

Sales $7.16 Billion

Commercial
43%

Residential
57%

**Commercial %
2001 – 2011
From 32% to 43%**

Source: Floor Focus – Broadloom & Carpet Tile

13

# Dixie Group Carpet Sales

THE DIXIE GROUP

## Dixie 2011 Carpet and Rug Sales by End Market

**Commercial %**
**2001 – 2011**
**From 29% to 38%**


High-End
Commercial
29%
High-End
Residential
71%

14





# Carpet Dollar Sales
## Indexed to 2008

THE DIXIE GROUP

1.20
1.10
1.00
0.90
0.80
0.70
0.60
Q1 2008
Q3 2008
Q1 2009
Q3 2009
Q1 2010
Q3 2010
Q1 2011
Q3 2011
Dixie Total Index to 2008 Dollars
CRI Total Index to 2008 Dollars

15

# Carpet Unit Sales
## Indexed to 2008

THE DIXIE GROUP







# Residential Positioning
## The Dixie Group

THE DIXIE GROUP

ESTIMATED TOTAL WHOLESALE MARKET
FOR CARPETS AND RUGS:
VOLUME AND PRICE POINTS
Positioning of Dixie Brands by Price Point Segment
(Over $20 per SQ YD)
ESTIMATED DATA
BROADLOOM RESIDENTIAL SALES = $7.0 Billion (2009 $'s)
TOTAL MARKET: SQUARE YARDS
OR SALES DOLLARS
35% Market Share
Masland
Dixie Home
Fabrica
$0
$8
INDUSTRY
AVERAGE
$14
$21
PRICE / SQ YD
$28
$35
$42
$49

Note: Industry average price is based on sales reported through industry sources.

Excerpt from KSA Study dated May 2004, Titled "KSA Assessment of Dixie's Residential and Contract Carpet Businesses", commissioned by The Dixie Group, Inc.

17

# Dixie Group High-End Residential Sales
## All Brands







**Year 2011**

- Masland, 41%
- Dixie Home, 41%
- Fabrica, 18%

# Dixie Group High-End Residential Sales
## All Brands

THE DIXIE GROUP





**Sales by Channel for 2011**

- Retailer, 55%
- Designer, 19%
- Mass Merchant, 16%
- Builder, 3%
- National Retailers, 2%
- Commercial, 2%
- Other, 1%
- Distributor, 1%
- Specialty – OEM, 1%

19





## Sales by Channel for 2011



Builder, 2%

Distributor, 1%

Mass Merchant, 40%

Retailer, 57%

20





- Well-styled moderate to upper priced residential broadloom line

- Dixie provides a "full line" to retailers

- Leverage needed by fiber suppliers for market access

- Selective distribution strategy attractive to retailers

- Growth initiatives
  - Stainmaster ®SolarMax ™ Fiber Technology
  - Durasilk (polyester) collection

21





## Sales by Channel for 2011

- Commercial, 6%
- Other, 1%
- Builder, 4%
- National Retailers, 1%
- Designer, 30%
- Retailer, 58%



- Leading high-end brand with reputation for innovative styling, design and color
- High-end retail / designer driven
- Hand crafted and imported rugs
- Growth initiative
  – Stainmaster® TruSoft™ Fiber Technology
  – Wool products
    • First introductions in 2007
    • Now offering complete line to the industry

23





### Sales by Channel for 2011

- Retailer, 45%
- Designer, 37%
- National Retailers, 8%
- Other, 4%
- Specialty – OEM, 3%
- Builder, 3%



- Premium high-end brand
  - Superior quality in all aspects

- Designer focused

- Hand crafted and imported rugs

- Growth initiative
  - New products, heightened focus on retail penetration
  - Full service supplier of wool to the designer trade with excellent service and support

25





## Sales by Channel for 2011

- Gov't, 6%
- Health Care, 3%
- Store Planning, 8%
- Hospitality, 23%
- Education, 13%
- Corporate, 45%

Channels: Interior Design Specifier and Commercial End User

26

# Masland
### contract



- Premium brand in the commercial marketplace

- Designer focused

- Strong national account base
  - Nordstrom's, Target, Sears, Belk, Delta Air Lines, AECOM, Club Corporation of America
- Growth initiative
  - Modular/carpet tile
  - End User Channel

# Dixie Group Sales
## $ in millions





## Sales & Operating Income
### $ in millions



|  | Q3 2010 | Q4 2010 | Q1 2011 | Q2 2011 | Q3 2011 |
|---|---|---|---|---|---|
| **Net Sales** | 56.7 | 65.1 | 66.0 | 69.2 | 69.6 |
| **Net Income (Loss) from continuing operations** | (1.9) | 0.6 | 0.6 | 0.8 | 0.0 |
| **Non-GAAP Adjusted Operating Income (Loss)** | (1.6) | 2.5 | 1.8 | 1.7 | 1.2 |
| **Non-GAAP Adjusted EBITDA** | 1.3 | 5.2 | 4.3 | 4.1 | 3.6 |

- We will publish 2011 results on March 8, 2012
- Through Q3 2011 we:
  - improved YTD Adj. Operating Income by $8.2 million vs. 2010
  - improved YTD Adj. EBITDA by $6.7 million vs. 2010
  - need to invest less than depreciation over the next few years
  - capital expenditures of $6.8 million vs. D & A of $9.7 million
  - refinanced our senior credit lines with a new 5 year deal
    - no financial covenants if availability above $10 million

Note: Non-GAAP reconciliation on slide 33



# Current Business Conditions
## 2011 Activity

THE DIXIE GROUP

Sales Activity (on a 52 week basis):

- Residential sales up 16% while the industry is down slightly
- Commercial sales up 11%, nearly double the industry growth rate
- Dixie Group sales up 14% versus limited growth for the industry
  - All brands up for the year
  - Commercial sales growth strongest in modular carpet tile
  - Residential sales growth fastest at the upper-end of price range
- For the fourth quarter on a similar weeks basis to 2010:
  - Carpet to the upper end retail trade was up 7%, overall up 3%
  - Growth was highest at the highest price points
  - This is in line with increasing consumer confidence and a stable and rising stock market

# Outlook
## Current quarter

THE DIXIE GROUP

Though the market has been difficult, we are encouraged by:

- The sales improvement is strongest at the highest price points
- Positive market reception to our new products:
  - Masland and Fabrica Wool Collections continued growth
  - Masland Avenue – new technology with a woven look
  - New Stainmaster ® SolarMax™ and TruSoft ™ products
  - Modular Carpet Tile is taking market share
- Having invested significantly in our capabilities for future growth and established our financial structure for the next 5 years

…… We will take advantage of market conditions as they improve











# Non-GAAP Information

THE DIXIE GROUP

**Use of Non-GAAP Financial Information:**

The Company believes that non-GAAP performance measures, which management uses in evaluating the Company's business, may provide users of the Company's financial information with additional meaningful bases for comparing the Company's current results and results in a prior period, as these measures reflect factors that are unique to one period relative to the comparable period. However, the non-GAAP performance measures should be viewed in addition to, not as an alternative for, the Company's reported results under accounting principles generally accepted in the United States.

The Company defines Net Sales as adjusted as Net Sales divided by the actual number of weeks and multiplied by the number of weeks in a normal period. (Note 1)

The Company defines Adjusted Operating Income as Operating Income plus facility consolidation expenses and severance expenses, plus impairment of assets, plus impairment of goodwill, plus one time items so defined. (Note 2)

The Company defines Adjusted EBIT as net income less income from discontinued operations, net of tax, plus taxes and plus interest. (Note 3)

The Company defines Adjusted EBTIDA as Adjusted EBIT plus depreciation and amortization, plus facility consolidation expenses and severance expenses, plus impairment of assets, plus impairment of goodwill, plus one time items so defined and plus other (income) expense - net. (Note 4)

The company defines Free Cash Flow as Net Incomes plus interest plus depreciation minus the net change in working capital minus the tax shield on interest minus capital expenditures net of asset sales. The change in net working capital is the change in current assets less current liabilities between periods. (Note 5)

33

# Non-GAAP Information



| **Use of Non-GAAP Financial Information:** | | | |
|---|---|---|---|
| **Net Sales Adjusted** | | | |
| ($ in thousands) | **YTD 2010** | **YTD 2011** | **Y/Y Chge** |
| Weeks in Period | 39 | 40 | |
| Net Sales as Reported | 166,188 | 204,761 | 23.2% |
| Adjustment for Weeks | - | (4,711) | -2.8% |
| Non-GAAP Net Sales as Adjusted  (Note 1) | $ 166,188 | $ 200,050 | 20.4% |

| Use of Non-GAAP Financial Information: | | | | | |
|---|---|---|---|---|---|
| Note a:  Restated | | | | | |

**Adjusted Operating Income (Loss)**

| ($ in thousands) | 2007 (a) | 2008 (a) | 2009 (a) | 2010 | 2011 YTD |
|---|---|---|---|---|---|
| Operating income (loss) | 16,707 | (28,460) | (45,389) | (2,570) | 5,148 |
| Plus: Facility consolidation and severance expenses | - | 2,317 | 4,091 | 1,556 | (563) |
| Plus: Impairment of assets | - | 4,478 | 1,459 | - | - |
| Plus: Impairment of goodwill | - | 23,121 | 31,406 | - | - |
| Less One time item: Insurance gain | - | - | - | - | (492) |
| Plus One time item: Workers' compensation retention | - | - | - | - | 625 |
| Non-GAAP Adjusted Operating Income (Loss) (Note 2) | $ 16,707 | $ 1,456 | $ (8,433) | $ (1,014) | $ 4,718 |

**Adjusted Earnings before Interest and Taxes (Adjusted EBIT)**

| ($ in thousands) | 2007 (a) | 2008 (a) | 2009 (a) | 2010 | 2011 YTD |
|---|---|---|---|---|---|
| Net income (loss) as reported | 6,247 | (31,481) | (42,241) | (4,654) | 1,347 |
| Less: Income (loss) from discontinued operations, net of tax | (521) | (313) | (382) | (281) | (127) |
| Plus: Taxes | 3,686 | (2,931) | (8,870) | (2,604) | 647 |
| Plus: Interest | 6,347 | 5,965 | 5,521 | 4,124 | 2,736 |
| Non-GAAP Adjusted EBIT (Note 3) | $ 16,801 | $ (28,134) | $ (45,208) | $ (2,853) | $ 4,857 |

**Adjusted Earnings before Interest, Taxes, Depreciation and Amortization (Adjusted EBITDA)**

| ($ in thousands) | 2007 (a) | 2008 (a) | 2009 (a) | 2010 | 2011 YTD |
|---|---|---|---|---|---|
| Non-GAAP Adjusted EBIT (from above) | 16,801 | (28,134) | (45,208) | (2,853) | 4,857 |
| Plus: Depreciation and amortization | 12,941 | 13,752 | 13,504 | 11,575 | 7,301 |
| Plus: Facility consolidation and severance expenses | - | 2,317 | 4,091 | 1,556 | (563) |
| Plus: Impairment of assets | - | 4,478 | 1,459 | - | - |
| Plus: Impairment of goodwill | - | 23,121 | 31,406 | - | - |
| Less One time item: Insurance gain | - | - | - | - | (492) |
| Plus One time item: Workers' compensation retention | - | - | - | - | 625 |
| Plus One time item: Refinancing costs in Other expense | - | - | - | - | 317 |
| Plus: Other (income) expense - net | (94) | (326) | (181) | 283 | (26) |
| Non-GAAP Adjusted EBITDA (Note 4) | $ 29,648 | $ 15,208 | $ 5,071 | $ 10,561 | $ 12,019 |

## Adjusted Operating Income (Loss)

| ($ in thousands) | Q1 2010 | Q2 2010 | Q3 2010 | Q4 2010 | Q1 2011 | Q2 2011 | Q3 2011 |
|---|---|---|---|---|---|---|---|
| Operating income (loss) | (2,286) | 59 | (1,937) | 1,594 | 1,669 | 2,301 | 1,178 |
| Plus: Facility consolidation and severance expenses | 211 | 122 | 304 | 918 | - | (563) | - |
| Plus: Impairment of assets | - | - | - | - | - | - | - |
| Plus: Impairment of goodwill | - | - | - | - | - | - | - |
| Less One time item: Insurance gain | - | - | - | - | (492) | - | - |
| Plus One time item: Workers' compensation retention | - | - | - | - | 625 | - | - |
| Non-GAAP Adj. Operating Income (Loss) (Note 2) | $ (2,075) | $ 181 | $ (1,633) | $ 2,512 | $ 1,802 | $ 1,738 | $ 1,178 |

## Adjusted Earnings before Interest and Taxes (EBIT)

| ($ in thousands) | Q1 2010 | Q2 2010 | Q3 2010 | Q4 2010 | Q1 2011 | Q2 2011 | Q3 2011 |
|---|---|---|---|---|---|---|---|
| Net income (loss) as reported | (2,529) | (744) | (1,897) | 516 | 623 | 767 | (43) |
| Less: Income (loss) from discontinued, net tax | (70) | (60) | (28) | (122) | (21) | (41) | (65) |
| Plus: Taxes | (1,060) | (636) | (965) | 57 | 109 | 582 | (44) |
| Plus: Interest | 1,235 | 1,082 | 904 | 903 | 932 | 900 | 904 |
| Non-GAAP Adjusted EBIT (Note 3) | $ (2,284) | $ (238) | $ (1,930) | $ 1,598 | $ 1,685 | $ 2,290 | $ 882 |

## Earnings before Interest, Taxes, Depreciation and Amortization (EBITDA)

| ($ in thousands) | Q1 2010 | Q2 2010 | Q3 2010 | Q4 2010 | Q1 2011 | Q2 2011 | Q3 2011 |
|---|---|---|---|---|---|---|---|
| Non-GAAP Adjusted EBIT (from above) | (2,284) | (238) | (1,930) | 1,598 | 1,685 | 2,290 | 882 |
| Plus: Depreciation and amortization | 2,964 | 2,966 | 2,941 | 2,704 | 2,519 | 2,361 | 2,421 |
| Plus: Facility consolidation & severance expenses | 211 | 122 | 304 | 918 | - | (563) | - |
| Plus: Impairment of assets | - | - | - | - | - | - | - |
| Plus: Impairment of goodwill | - | - | - | - | - | - | - |
| Less One time item: Insurance gain | - | - | - | - | (492) | - | - |
| Plus One time item: Workers' compensation retention | - | - | - | - | 625 | - | - |
| Plus One time item: Refinancing costs in Other expense | - | - | - | - | - | - | 317 |
| Plus: Other (income) expense - net | (2) | 297 | (7) | (5) | (16) | 11 | (21) |
| Non-GAAP Adjusted EBITDA (Note 4) | $ 889 | $ 3,147 | $ 1,308 | $ 5,215 | $ 4,321 | $ 4,099 | $ 3,599 |

Due to rounding, totals of the quarterly information for each of the years reflected may not necessarily equal the annual totals.

# Non-GAAP Information



THE DIXIE GROUP

| Non-GAAP Financial Information: | | | | | | | |
|---|---|---|---|---|---|---|---|
| **Free Cash Flow (FCF)** | | | | | | | |
| ($ in thousands) | Q1 2010 | Q2 2010 | Q3 2010 | Q4 2010 | Q1 2011 | Q2 2011 | Q3 2011 |
| Net income (loss) as reported | (2,529) | (744) | (1,897) | 516 | 623 | 766 | (43) |
| Plus: Interest | 1,235 | 1,082 | 904 | 903 | 932 | 900 | 904 |
| Plus: Depreciation | 2,914 | 2,916 | 2,941 | 2,655 | 2,469 | 2,311 | 2,421 |
| Minus: Net change in Working Capital | (5,988) | 3,134 | 4,962 | 1,522 | 5,110 | (779) | 1,991 |
| Minus: Tax shield on Interest | 432 | 379 | 316 | 316 | 326 | 315 | 316 |
| Non-GAAP Cash from Operations | $ 7,176 | $ (259) | $ (3,330) | $ 2,236 | $ (1,412) | $ 4,441 | $ 975 |
| Minus: Capital Expenditures net of Asset Sales | 2,914 | 2,906 | 1,166 | 486 | 1,100 | 1,038 | 2,053 |
| Non-GAAP Free Cash Flow (Note 5) | $ 4,262 | $ (3,165) | $ (4,496) | $ 1,750 | $ (2,512) | $ 3,403 | $ (1,078) |